PARADIGM MEDICAL INDUSTRIES, INC.
                              2355 South 1070 West
                           Salt Lake City, Utah 84119
                            Telephone: (801) 977-8970
                            Facsimile: (801) 977-8973





                                  July 25, 2006




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      Paradigm Medical Industries, Inc.
                  Application for Withdrawal of Registration Statement on Form SB-2 and Amendment No. 1 to Registration Statement on Form SB-2
                  Commission File No. 333-135034

Ladies and Gentlemen:

         Paradigm Medical Industries, Inc., a Delaware corporation (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Registrant's Registration Statement No. 333-135034, on Form SB-2, together with any exhibits filed thereto (the "Registration Statement"), which was filed with the Commission on June 15, 2005, and Amendment No. 1 to the Registration Statement, which was filed with the Commission on July 13, 2006.

         Under the terms of the callable secured convertible notes that were sold in connection with the securities purchase agreement that the Registrant entered into on February 28, 2006 with four accredited investors, the Registrant was required to file the Registration Statement with the Commission to register for resale the shares of common stock issuable upon conversion of the callable secured convertible notes and exercise of the warrants based on the conversion price of the notes and the exercise price of the warrants in effect from time to time. The Registrant filed the Registration Statement on June 15, 2006 to register the common shares issuable upon conversion of the notes and exercise of the warrants. An amendment to the Registration Statement was filed on July 13, 2006.

         The Registrant requests the Commission's consent to the withdrawal of the Registration Statement and Amendment No. 1 to the Registration Statement. The Registrant intends to file another registration statement if the shareholders vote at the Registrant's Annual Shareholders Meeting to approve the proposed amendment to the Registrant's Certificate of Incorporation to increase the number of authorized shares of common stock from 250,000,000 shares to 800,000,000 shares.

         Because the filing of the Registration Statement constitutes an offer to the public, the Commission staff has concerns with regards to the Registrant including shares in the Registration Statement that it is not yet authorized to issue until such time as the shareholders approve the proposed amendment to the Certificate of Incorporation to increase the authorized common shares to 800,000,000 shares. This will confirm that no securities of Registrant have been sold in connection with the Registration Statement or Amendment No. 1 to the Registration Statement.

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July 25, 2006
Page 2
___________________________


         Please direct any questions or comments regarding this filing to the undersigned at (801) 977-8970 or Randall A. Mackey, Esq. at (801) 575-5000.

                                          PARADIGM MEDICAL INDUSTRIES, INC.



                                          By: /s/ Raymond P.L. Cannefax
                                              -------------------------
                                                 Raymond P.L. Cannefax
                                                 President and Chief Executive
                                                  Officer